Mail Stop 4561

July 2, 2007

Mr. Glenn F. Hopps
Treasurer
Liberty Tax Credit Plus III L.P.
625 Madison Avenue
New York, NY 10022

      Re: **Liberty Tax Credit Plus III L.P.**
                Item 4.02 Form 8-K
                Filed June 26, 2007
                File No. 000-24656

Dear Mr. Hopps:

We have reviewed your filing and have the following comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed June 26, 2007

1. Please amend your report to include as an exhibit a letter from your former auditors addressing the revised disclosures. Refer to Item 4.02(c) of Form 8-K. You should file your amendment as a Form 8-K/A with the Item 4.02 designation.

    As appropriate, please respond to this comment within 5 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call the undersigned at (202) 551-3438.

Sincerely,

Robert F. Telewicz Jr.
Senior Staff Accountant